

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 17, 2008

Mr. Alain Vachon
Chief Executive Officer
Nilam Resources Inc.
35 Du Parc Des Erables,
La Prairie, Quebec
Canada J5R 5J2

> **Re: Nilam Resources Inc.**
> **Item 4.02 Form 8-K**
> **Filed September 18, 2008**
> **File No. 333-135980**

Dear Mr.Vachon:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief